SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          Date of Report: April 7, 2003



                                    BIORA AB

                             SE-205 12 Malmo, Sweden

                         Telephone: (011) 46-40-32-13-33








                  Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F                        [ ]  Form 40-F


                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      [ ]  Yes                              [X]  No


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  Not applicable.



                  This Form 6-K consists of a Press Release dated April 4, 2003 announcing the settlement of the dispute regarding the Medpharma license agreement.

                Press release from Biora AB (publ), April 4, 2003

No 4/03
                                            FOR IMMEDIATE RELEASE



MEDPHARMA PLC AGREES TO FURTHER DEVELOPMENT WITH BIORA

Biora AB and Medpharma plc (UK) have reached a settlement concerning their dispute regarding their license agreement for development and commercialization of the Xerostomia (dry mouth) project. Medpharma has also committed to further developing with Biora, the Xerostomia product through phase II clinical trials.

Biora AB has received $50,000 as a part payment for license fees due under the license agreement with Medpharma plc. Biora's claim on Medpharma for license fees due still amounts to approximately USD 450,000, which Medpharma has agreed is payable by June 13, 2003.

Dry mouth is a serious medical disorder. Biora and Medpharma are both committing their resources and expertise to rapidly develop a treatment to aid sufferers of this disorder.


Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.
----------------------------------------------------------
For further information, please contact:
-     Svante Lundell, CFO and Investor Relations, Biora +46-70 532 30 65
-     Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-     http://www.biora.com
      --------------------


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                BIORA AB


        Dated: April 7, 2003    By:    /s/  Svante Lundell
                                            --------------------------------
                                            Svante Lundell
                                            Chief Financial Officer